FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release dated August 2, 2004, titled, “Telecom Argentina Announces That it has Comfortably Surpassed the Requisite Majorities and Minimum Participation Amounts and Announces Extension of APE Solicitation Expiration Date to August 6, 2004”.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 5.5 billion

August 2, 2004

Contacts:
Pablo Caride	Marlene Wechselblatt
Pedro Insussarry	Golin/Harris International
Telecom Argentina	(212) 373-6037
(54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES THAT IT HAS COMFORTABLY

SURPASSED THE REQUISITE MAJORITIES AND MINIMUM

PARTICIPATION AMOUNTS AND ANNOUNCES EXTENSION OF APE

SOLICITATION EXPIRATION DATE TO AUGUST 6, 2004

Buenos Aires, August 2, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom”) announced today that it has received from its creditors a number of powers of attorney and commitments to sign its Acuerdo Preventivo Extrajudicial (“APE”) that comfortably surpasses the requisite majorities and minimum required participation in Option A, each of which is a condition to the execution of the APE Agreement.

Despite having achieved the requisite majorities and minimum required participation in Option A, Telecom announced that it is extending the expiration date for its APE solicitation period to August 6, 2004. The extension of the APE solicitation expiration date is to process the significant number of new submissions of letters of transmittal and for the receipt of the letters of transmittal to be delivered pursuant to notices of guaranteed delivery that were received on July 30, 2004. Since Telecom has surpassed the requisite majorities, it will not extend the solicitation period beyond August 6, 2004.

“We are very pleased with the result of the APE solicitation, which reflects strong support from Telecom’s creditors, and we look forward to completing Telecom’s APE process as soon as possible,” said Carlos Felices, Chief Executive Officer of Telecom.

The APE solicitation period outside Italy will now expire at 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires Time, on August 6, 2004. In Italy, as the applicable regulations do not provide for the possibility of a further extension of the solicitation period, the solicitation period for the Italian retail offer expired on July 30, 2004 and will not be extended. However, Telecom announced that it will allow an extension of the deadline applicable to Italian intermediaries for the delivery of the letters of transmittal pursuant to the notices of guaranteed delivery sent by such intermediaries on July 30, 2004.

The terms of Telecom’s debt restructuring proposal are contained in Telecom’s Solicitation Statement dated June 22, 2004, and as amended on July 9, 2004. The terms of the APE solicitation directed at holders of Telecom’s outstanding notes in Italy are set out in an Offer Document dated June 22, 2004 and in a supplement to the Offer Document.

Telecom also announced today that the FX Reference Date for purposes of calculating exchange rates, CER adjustments and other calculations described in Telecom’s Solicitation Statement will be August 4, 2004.

In addition, Telecom Personal, Telecom’s mobile communications subsidiary, last week notified its creditors that in response to requests received for additional time to properly complete their letters of transmittal, the expiration date of the Telecom Personal solicitation has been extended to 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on August 13, 2004.

A registration statement containing the prospectus relating to the Telecom notes being issued to U.S. holders has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The prospectus included in the registration statement, as amended, contains detailed information about Telecom and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Such offer is only made by the Solicitation Statement as amended on July 9, 2004, which has been filed with the SEC.

A copy of the APE Solicitation Statement dated July 9, 2004 is available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

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Telecom is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) in Amendment No. 2 to the registration statement (filed with the SEC on June 21, 2004), and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 3, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director